Exhibit 99.2
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com
Cascades Prices Offering of US$250 Million of Senior Notes
KINGSEY FALLS, QUEBEC, CANADA, December 9, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange) announced today that it has priced its private placement of US$250 million aggregate principal amount of 7.875% senior notes due 2020 (the “Notes”). The Notes will be issued at a price of 98.293% of their principal amount.
The Company intends to use the gross proceeds from the offering of the Notes to pay fees and expenses of the offering and for general corporate purposes, which may include the repayment or repurchase of outstanding indebtedness, including the purchase by Cascades Tenderco Inc., a wholly owned subsidiary of the Company, pursuant to its previously announced tender offer, of the Company’s outstanding senior notes maturing in 2013 tendered and which may be tendered and not otherwise previously purchased.
The Notes, including the guarantees of the Notes that will be issued by certain of the Company’s subsidiaries, are being offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act and in reliance on the accredited investor exemption in Canada. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or Canada without registration or an applicable exemption from the Securities Act or applicable Canadian securities legislation.
This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Commissions.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer